

June 25, 2012

Via E-mail
Alexander Bafer
Chief Executive Officer
Brick Top Productions, Inc.
433 Plaza Real, Suite 275
Boca Raton, Florida 33432

   Re: Brick Top Productions, Inc.
     Amendment No. 4 to
     Registration Statement on Form S-1
     Filed June 18, 2012
     File No. 333-176093

Dear Mr. Bafer:

  We have received your response to our letter dated May 24, 2012 and have the following additional comments.

Selling Shareholders, page 11

1. We note that Norman R. Luttbeg and Ralph R. Main are both listed twice in the selling shareholder table. Please revise or advise.

Description of Business, page 14

Introduction, page 14

2. We note your response to our prior comment 6. Please revise the third paragraph to indicate, if true, that because you have not yet executed an agreement to acquire the rights to Bless Me Father, there is no guarantee that it will be acquired under the terms disclosed, namely at no cost and by compensating Mr. Turturro with 20% of any profit generated by the project.

Management's Discussion and Analysis, page 18

Critical Accounting Policies, page 18

3. Please expand your discussion to also disclose the fact that you may take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) until the first to occur of the date you (i) are no longer an "emerging growth company" or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Securities Act Section 7(a)(2)(B). Clarify the fact that, upon the issuance of a new or revised accounting standard that applies to your financial statements and has a different effective date for public and private companies, you will disclose the date on which adoption is required for non-emerging growth companies and the date on which you will adopt the recently issued accounting standard.

4. As a related matter, please refer to the discussion of the extended transition period under the JOBS Act on page 10. Please expand that discussion to also provide a cross-reference to Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies for a further discussion of this exemption.

Results of Operations for the Three Months Ended March 31, 2012…2011, page 18

5. In the discussion paragraph of general and administrative expenses, the amount shown for the three months ended March 31, 2011 appears to be misstated. Please revise or advise.

Results of Operations for Year Ended December 31, 2011… 2010, page 19

6. We note your disclosure of the key components of operating expenses in response to prior comment 8. Please reconcile the amounts shown in the year ended December 31, 2010 column with those shown on the face of the statements of operations on page F-4.

Audited Financial Statements

Consolidated Balance Sheets, page F-3

7. It appears the amounts for the line item capitalized pilot costs at December 31, 2011 and at December 31, 2010 have been omitted. Please revise to include the appropriate amounts in the next amendment.

Note 4. Computer Equipment, page F-31

8. We note your disclosure of depreciation and amortization expense for the three months ended March 31, 2012 and March 31, 2011. Please explain to us why the interim period depreciation and expense amounts are not significantly lower than the annual amounts for fiscal years ended December 31, 2011 and December 31, 2010 as shown on page F-15. We note the quarterly period expense amounts are similar to the yearly expense amounts. Please advise or revise.

Age of Financial Statements

9. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Accountants' Consent

10. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

You may contact Beverly Singleton at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Clint J. Gage, Esq.
        Roetzel & Andress